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                                                      -------------------------
                     UNITED STATES                          OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          -------------------------
                WASHINGTON, D.C. 20549                OMB Number:    3235-0058
                                                      Expires:    May 31, 1997
                                                      Estimated average burden
                                                      hours per response..2.50
                                                      -------------------------
                      FORM 12b-25                     -------------------------
                                                           SEC FILE NUMBER
                                                               0-29911
             NOTIFICATION OF LATE FILING              -------------------------
                                                      -------------------------
                                                           CUSIP NUMBER
                                                           12877Q 20 6
                                                      -------------------------



(Check One): / /Form 10-K  / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

            For Period ended: JULY 31, 2002
                            --------------------------
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:
                                            -----------------------------------
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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Caldera International, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

355 South 520 West, Suite 100
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Address of Principal Executive Office (STREET AND NUMBER)

Lindon, Utah 84042
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
 /X/ be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      KPMG LLP has not completed its client acceptance procedures and the required SAS 71 review procedures related to the Registrant's financial statements as of and for the three months ended July 31, 2002. It is expected that the procedures will be completed within the additional five-day period provided under Regulation 12b-25. A letter from KPMG LLP is attached as an exhibit to this filing.

                                                                 SEC 1344 (6/93)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Olson                (801)              932-5813
------------------------------    -------------    --------------------
            (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                    /X/Yes / /No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    /X/Yes / /No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                  See Attached.
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                           CALDERA INTERNATIONAL, INC.
            ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE:     SEPTEMBER 17, 2002              BY:   /s/ Michael Olson
    --------------------------------        ----------------------------------
                                            Michael Olson, Vice President,
                                            Finance & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section232.201 or Section232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section232.13(b) of this chapter).


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ATTACHMENT TO FORM 12b-25

      All amounts, except per share data, are presented in thousands. Revenue for the three months ended July 31, 2002, was $15,384, with a net loss of $4,511, or ($0.35) per share and revenue for the three months ended July 31, 2001 was $18,857, with a net loss of $18,825, or ($1.35) per share. Revenue for the nine months ended July 31, 2002 was $48,773, with a net loss of $22,148, or ($1.58) per share and revenue for the nine months ended July 31, 2001 was $21,509, with a net loss of $40,323, of ($3.58) per share. As a result of a significant acquisition in the third quarter of 2001, results of operations for the nine months ended July 31, 2002 are not directly comparable to the nine-month period of 2001.



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EXHIBIT TO FORM 12b-25



September 17, 2002


Mr. Robert K. Bench
Chief Financial Officer
Caldera International, Inc.
355 South 520 West, Suite 100
Lindon, Utah  84042

Dear Mr. Bench:

We have read the disclosure included in Part III NARRATIVE of the accompanying Form 12b-25 and agree with such disclosure.



/s/ KPMG LLP